FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024
Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Senior Vice-President & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-275898) AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-117922, 333-207754, 333-207750, 333-207748, 333-252536 AND 333-268715) TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

As previously disclosed, Royal Bank of Canada Trust Company (Bahamas) Limited (“RBCTC Bahamas”) was among the defendants in a re-trial before the French Court of Appeal regarding a charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBCTC Bahamas serves as trustee.

On March 5, 2024, the French Court of Appeal rendered a judgment of conviction against RBCTC Bahamas (the “Conviction”) and the other parties. RBCTC Bahamas was ordered by the Court of Appeal to pay a fine of €5,000 in connection with the Conviction. In addition, the Court of Appeal ordered that certain of those convicted of complicity in the matter, including RBCTC Bahamas, are jointly liable for the allegedly unpaid inheritance taxes owing, plus penalties and interest (such aggregate amount will be determined in a separate proceeding before the tax courts, the timing of which is to be determined). RBCTC Bahamas believes that its actions did not violate French law, and plans to appeal the Conviction. Under French law, upon the filing by RBCTC Bahamas of an appeal to the French Supreme Court, the Conviction, as well as its effects (fine and joint liability) will be stayed pending the outcome of the appeal.

As previously disclosed, in 2016 Royal Bank of Canada was granted an exemption by the U.S. Department of Labor that allows Royal Bank of Canada and its current and future affiliates to continue to qualify for the Qualified Professional Asset Manager (QPAM) exemption under the Employee Retirement Income Security Act despite any potential conviction of RBCTC Bahamas in the French proceeding for a temporary one-year period from the date of conviction. As a result of the Conviction, the temporary one-year period commenced on March 5, 2024. Royal Bank of Canada intends to seek longer term relief from the Department of Labor.

For additional information on this proceeding, see “Royal Bank of Canada Trust Company (Bahamas) Limited proceedings” in Note 25 of the audited consolidated financial statements of Royal Bank of Canada and its subsidiaries included in the registrant’s Annual Report on Form 40-F for the fiscal year ended October 31, 2023 as supplemented by “Royal Bank of Canada Trust Company (Bahamas) Limited proceedings” in Note 13 of the unaudited consolidated financial statements of Royal Bank of Canada and its subsidiaries included in the registrant’s Quarterly Report to Shareholders for the fiscal quarter ended January 31, 2024 filed as Exhibit 99.2 to the registrant’s Report on Form 6-K dated February 28, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Nadine Ahn
Name: Title:	Nadine Ahn Chief Financial Officer

Date: March 5, 2024